Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748
STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 16 DATED MARCH 6, 2012
TO THE PROSPECTUS DATED APRIL 14, 2011
This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 14 dated January 12, 2012 and Supplement No. 15 dated February 7, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 16 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 16 is to disclose:

•	the status of our public offering; and

•	our acquisition of a multifamily property located in Louisville, Kentucky, known as the Renaissance St. Andrews.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of February 29, 2012, we had accepted investors' subscriptions for and issued 5,513,274 shares of our common stock in our public offering, including 86,069 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $54,833,323. As of February 29, 2012, we had raised approximately $60,545,610 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Renaissance St. Andrews
On February 17, 2012, or the closing date, we acquired a fee simple interest in a 216-unit multifamily residential property located in Louisville, Kentucky, known as the Renaissance St. Andrews, or the Renaissance property, through SIR Renaissance, LLC, or SIR Renaissance, a wholly-owned subsidiary of Steadfast Income REIT Operating Partnership, LP, our operating partnership.
Financing and Fees
SIR Renaissance acquired the Renaissance property from REDUS Kentucky, LLC, a third-party seller, for an aggregate purchase price of $12,500,000, exclusive of closing costs. SIR Renaissance financed the payment of the purchase price for the Renaissance property with (1) proceeds from our ongoing public offering and (2) proceeds of a loan from W&D Interim Lender, LLC, or the lender, in the original principal amount of $7,000,000, which we refer to as the “Renaissance loan.” For additional information on the terms of the Renaissance loan, see “—Renaissance Loan” below.
An acquisition fee of approximately $255,000 was earned by our advisor in connection with the acquisition of the Renaissance property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Renaissance property as of the closing of the acquisition was 7.15%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected first year net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

Renaissance Loan
In connection with the acquisition of the Renaissance property, SIR Renaissance borrowed $7,000,000 from the lender pursuant to a Multifamily Note by SIR Renaissance in favor of the lender and a Multifamily Loan and Security Agreement (Non-Recourse) by and between SIR Renaissance and the lender. The Renaissance loan has a 12 month term with a maturity date of March 1, 2013.
Interest on the outstanding principal balance of the Renaissance loan will accrue at an adjustable rate, which we refer to as the "adjustable rate," reset on the first day of each month during the term of the Renaissance loan, equal to the sum of (1) the published British Bankers Association fixing of the London Inter-Bank Offered Rate (LIBOR) for one-month U.S. Dollar-denominated deposits as reported by Reuters and (2) 4.55%. A monthly payment of interest only based upon the adjustable rate will be due and payable on the first day of each month, commencing April 1, 2012, until the maturity date of the Renaissance loan. The entire outstanding principal balance of the Renaissance loan, plus any accrued and unpaid interest thereon and an exit fee equal to 1.0% of the amount of the principal being paid is due and payable in full on the maturity date of the Renaissance loan. So long as any monthly payment or any other amount due under the Renaissance loan remains past due for 30 days or more, interest will accrue on the unpaid amount at a rate equal to the lesser of (1) the adjustable rate plus 5.0% or (2) the maximum interest rate which may be collected by the lender under applicable law. So long as any payment due under the Renaissance loan is not received by the lender within ten days after such payment is due, SIR Renaissance will pay to the lender, immediately and without demand by the lender and in addition to the default interest rate payable to the lender, a late charge equal to 5.0% of the amount of the payment due.
SIR Renaissance may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Renaissance loan and all accrued interest thereon and other sums due to the lender under the Renaissance loan during the term of the Renaissance loan, provided that (1) no prepayment may be made during the first three months of the term of the Renaissance loan and (2) SIR Renaissance must provide the lender with at least 30 days and not more than 60 days prior written notice of such prepayment. In addition, SIR Renaissance must also pay a prepayment fee to the lender equal to 1.0% of the amount of principal being paid at the time of such prepayment in connection with any voluntary prepayment of the Renaissance loan.
The performance of the obligations of SIR Renaissance under the Renaissance loan are secured by a Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing by SIR Renaissance for the benefit of the lender with respect to the Renaissance property, which we refer to as the “mortgage.”
Pursuant to the Multifamily Loan and Security Agreement, SIR Renaissance will have no liability under the Multifamily Note, the Multifamily Loan and Security Agreement, the mortgage and the other Renaissance loan documents, which we collectively refer to as the “loan documents,” for the repayment of the principal and interest and any other amounts due under the loan documents, which we refer to as the “indebtedness,” or for the performance of any other obligations under the loan documents; provided, however, the indebtedness will be recourse to SIR Renaissance for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (1) failure of SIR Renaissance to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the loan documents, (2) failure of SIR Renaissance to maintain all required insurance policies required by the loan documents, (3) failure of SIR Renaissance to apply all insurance proceeds and condemnation proceeds as required by the loan documents, or (4) waste or abandonment of the Renaissance property. In addition, SIR Renaissance will be personally liable to the lender for the repayment of all indebtedness, and the Renaissance loan will be fully recourse to SIR Renaissance, upon the occurrence of, among other events, (1) fraud or written material misrepresentation by us, SIR Renaissance or any of our or SIR Renaissance's officers, directors, partners, members or employees in connection with the indebtedness or any request for any action or consent by the lender, (2) SIR Renaissance's acquisition of any real property other than the Renaissance property or operation of any business other than the management of the Renaissance property, (3) certain prohibited transfers of ownership interests in SIR Renaissance or the Renaissance property, and (4) certain bankruptcy and insolvency events with respect to SIR Renaissance.
In connection with the Renaissance loan, we have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment when due of all amounts for which SIR Renaissance is personally liable under the Multifamily Loan and Security Agreement, as described above, and the Environmental Indemnity Agreement, as described below.

On the closing date, SIR Renaissance entered into an Environmental Indemnity Agreement pursuant to which SIR Renaissance agreed to indemnify, defend and hold harmless the lender and its affiliates or any other person identified by the lender that are involved in the origination or servicing of the Renaissance loan, from and against any losses, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances in, on or under the Renaissance property or any property that is adjacent to the Renaissance property and that may have derived from the Renaissance property, (2) any actual or alleged non-compliance with or violation of any environmental laws applicable to the Renaissance property, (3) any breach of any representation or warranty or covenant made in the Environmental Indemnity Agreement by SIR Renaissance and (4) any failure by SIR Renaissance to perform any of its obligations under the Environmental Indemnity Agreement.
Management of Property
On the closing date, SIR Renaissance and Steadfast Management Company, Inc., or the property manager, our affiliate, entered into a Property Management Agreement, or the management agreement, pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Renaissance property. Pursuant to the management agreement, SIR Renaissance will pay the property manager a monthly management fee in an amount equal to 3.5% of the Renaissance property's gross collections (as defined in the management agreement) for each month. The management agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives sixty (60) days' prior written notice of its desire to terminate the management agreement. SIR Renaissance may terminate the management agreement upon thirty (30) days' prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees. A party may terminate the management agreement upon thirty (30) days' prior written notice of a material breach of the management agreement that remains uncured for such 30 day period.
Description of the Property
The Renaissance property was constructed in 2001 and comprises nine three-story buildings. The Renaissance property contains 216 units consisting of 108 one-bedroom apartments and 108 two-bedroom apartments. The units at the Renaissance property range from 600 square feet (for one-bedroom units) to 1,100 square feet (for two-bedroom units). Average in-place monthly rents at the Renaissance property range from approximately $600 for one-bedroom units to approximately $775 for two-bedroom units. Property amenities at the Renaissance property include a 24-hour fitness center, executive business center, clubhouse, pool with waterfall and sundeck, garages with remote access and a laundry facility. Unit amenities at the Renaissance property include fully-equipped kitchens, private balconies or patios, walk-in closets, outside storage closets, intrusion alarm systems and, in select units, washer/dryer connections and built-in computer desks. Occupancy at the Renaissance property was 90% as of February 16, 2012.
The Renaissance property originally comprised a total of 11 buildings. In 2006 two of the original buildings were converted to condominiums, creating 48 condominium units. The 48 condominium units and the buildings housing them are not included in our acquisition of the Renaissance property and are located on separate parcels. Of the 48 condominium units, 19 units have been sold to individuals and 29 units are currently occupied as rental units. The condominium units share certain expenses and amenities with the Renaissance property through various easements and agreements. We are currently engaged in negotiations to acquire the 29 rental condominium units for a purchase price of approximately $1.6 million. There is no guarantee that we will complete the acquisition of the rental condominium units on the terms described above or at all.
The Renaissance property will be retrofitted in order to bring the Renaissance property into compliance with certain provisions of the Americans with Disabilities Act of 1990, of the ADA. The total estimated cost of the retrofit of the Renaissance property, including the base bid for the direct cost of the retrofit and additional costs for temporary tenant relocation, weather delays, architectural oversight, legal costs and contingencies, is approximately $525,000. The seller of the Renaissance property provided a $500,000 credit at closing to offset the cost of the retrofit of the Renaissance property. It is anticipated that the retrofit of the Renaissance property will be completed within 180 days of the closing date.

We believe that the Renaissance property is suitable for its intended purposes and is adequately covered by insurance. For 2011, the estimated real estate taxes on the Renaissance property total approximately $97,000.
The Renaissance property faces competition from other multifamily apartment properties located in the greater Louisville Metro sub-market.
For federal income tax purposes, we estimate that the depreciable basis in the Renaissance property will be approximately $11,250,000. We will depreciate buildings based upon an estimated useful life of 27.5 years.

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